TYPE:  NT 10-Q
SEQUENCE:  1
DESCRIPTION:  SECOND QUARTER OF 1999

                                                      SEC FILE NUMBER: 0-27100
                                                      CUSIP NUMBER: 316572 10 6


                                              UNITED STATES
                                    SECURITIES AND EXCHANGE COMMISSION
                                          Washington, D.C. 20549

                                               FORM 12b-25

                                      NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-QSB
             [ ] Form N-SAR

             For Period Ended:  October 1, 1999
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended: _________________________


Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

  Fields Aircraft Spares, Inc.
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Full Name of Registrant


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Former Name if Applicable

  4175 Guardian Street
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Address of Principal Executive Office (Street and Number)

  Simi Valley, California 93063
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City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report; transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
 [X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

     Around the end of the third quarter 1999, half of the accounting staff resigned. Due to lack of available funding for replacement accounting staff, the Company experienced unavoidable delays in the preparation of its third quarter 1999 financial statements.


PART  IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Brian S. Aune                      (805)              583-0080
       ------------------------------      ---------       ------------------
                (Name)                    (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [x] Yes [ ] No

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(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       On November 9, 1999, the Registrant and its wholly owned subsidiaries Fields Aircraft Spares Incorporated, Flightways Manufacturing, Inc., Skylock Industries, Inc. and Fields Aero Management, Inc. (collectively with the Registrant, the "Debtors") jointly filed for protection under Chapter 11 of the United States Bankruptcy Reform Act of 1978, as amended, in the United States Bankruptcy Court, Central District of California. No receiver has been appointed as the Debtors intend to remain debtors-in-possession.

       The Company has also been notified by Nasdaq that is does not meet the net asset compliance requirements to remain listed. The Company appealed the Nasdaq decision and a hearing has been set for December 2, 1999. Nasdaq halted trading of the Company's common stock pending the outcome of the hearing.



                        Fields Aircraft Spares, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 15, 1999        By:         /s/ Brian S. Aune
                                  --------------------------------------
                                  Brian S. Aune, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).